The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

14 February 2008

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

[redacted]

08000856

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

PROCESSED
FEB 26 2008
THOMSON
FINANCIAL

1. Holdings in Company
2. Total Voting Rights
3. Holdings in Company

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Lucie Collins
Group Reporting Accountant
Direct Line 01932 264149
luciecollins@michaelpage.com

Regulatory Announcement

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:31 09-Jan-08
Number	4420L

RNS Number:4420L
Michael Page International PLC
09 January 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Michael Page International Plc

2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights: yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: no

An event changing the breakdown of voting rights: no

Other (please specify) : no

3. Full name of person(s) subject to the notification obligation:

Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.):

Vidacos Nominees

5. Date of the transaction and date on which the threshold is crossed or reached if different):

8 January 2008

6. Date on which issuer notified:

9 January 2008

7. Threshold(s) that is/are crossed or reached:

9%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0030232317	26,385,918	26,385,918

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
		Direct	Indirect	Direct	Indir
GB0030232317	30,084,802	17,398,610	12,686,192	5.372%	3.91

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
30,084,802	9.289%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Alison Kennedy
Corporate Governance Manager - Engagement
Standard Life Investments Ltd

15. Contact telephone number: (0131) 245 2289

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	18:02 31-Jan-08
Number	0462N

Michael Page
INTERNATIONAL

RNS Number:0462N
Michael Page International PLC
31 January 2008

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 323,904,448 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 323,904,448.

The above figure of 323,904,448 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc's under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	13:04 01-Feb-08
Number	1094N

RNS Number:1094N
Michael Page International PLC
01 February 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

MICHAEL PAGE INTERNATIONAL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

CAPITAL RESEARCH AND MANAGEMENT COMPANY

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

30 JANUARY 2008

6. Date on which issuer notified:

7. Threshold(s) that is/are crossed or reached:

10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
ORDINARY SHARES	30,865,190	30,865,190

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of voting rig	
	Direct	Indirect	Direct	Indirect	Direct	Indi
ORDINARY SHARES		33,990,190		33,990,190		10.4

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
33,990,190	10.4939%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

As of 30 January 2008

MICHAEL PAGE INTERNATIONAL PLC

	Number of Shares	Percent of Outstanding
Capital Research and Management Company ("CRMC") holdings	33,990,190	10.494%
Holdings by CRMC:		
* Capital Research and Management Company	33,990,190	10.494%
* New Perspective Fund		

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